9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

VIA EDGAR

September 29, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:	Russell Mancuso, Esq.
Branch Chief
Heather Percival, Esq.

RE:	Aethlon Medical, Inc.
Registration Statement on Form S-1 Filed July 31, 2017
File No. 333-219589

Dear Mr. Mancuso and Ms. Percival:

We are writing in connection with the above-captioned matter regarding Aethlon Medical, Inc.’s (the “Company”) disclosure in its Registration Statement on Form S-1/A, filed September 29, 2017, File No. 333-219589 (the “Registration Statement”). As requested in a telephone call this morning with our counsel, Jolie Kahn, Esq., we are hereby confirming that Section 5.5 of the Securities Purchase Agreement filed as exhibit 10.84 to the Registration Statement (“SPA”) does not allow the parties to the SPA to amend the terms of the warrants (attached as exhibits 4.29 and 4.31 to the Registration Statement) without the consent of the holders of those warrants.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (858) 459-7800 (extension 300) if you have any questions regarding this matter.

Very truly yours,

AETHLON MEDICAL, INC.

/s/ Jim Frakes

James B. Frakes

Chief Financial Officer